

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2023

Sudhin Shahani
Chief Executive Officer
SURF AIR MOBILITY INC.
12111 S. Crenshaw Blvd.
Hawthorne, CA 90250

> **Re: SURF AIR MOBILITY INC.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Draft Registration Statement on Form S-4**
> **Submitted April 14, 2023**
> **CIK No. 0001936224**

Dear Sudhin Shahani:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Our references to prior comments are to comments in our March 10, 2023 letter.

Amendment No. 2 to Draft Registration Statement on Form S-1 submitted April 14, 2023

Additional Transactions
Background of the Southern Acquisition, page 82

1. We note your disclosure that during 2020, Surf Air was in discussions with various aircraft OEMs regarding the electrification of their airframes and had determined to pursue electrification of the Cessna Caravan, and in March 2020, Sudhin Shahani, Surf Air's Chief Executive Officer, had an introductory phone call with Stan Little, Southern's Chief Executive Officer, to explore the possibility of working together. Please discuss if Surf Air considered any business combinations or alternatives other than the business combination with Tuscan and/or Southern.

2.　　We note your disclosure that on April 27, 2020, Surf Air and Southern entered into a non-binding letter of intent which provided for the acquisition of Southern at a purchase price of $50 million consisting of shares of Surf Air stock as determined by the IPO listing price-per-share, and that on March 17, 2021, Surf Air, SAM, Surf Air Inc., SAC Merger Sub, and Southern entered into the Southern Acquisition Agreement. We also note that the merger consideration was increased several times by amendment to the Southern Acquisition Agreement, with the last amendment on November 11, 2022 amending the merger consideration to a number of SAM Common Stock representing the greater of (a) the number of shares having an aggregate opening price per share equal to $81.25 million on the day of listing and (b) 12.5% of the fully-diluted SAM Common Stock at listing. Please discuss how Surf Air determined the merger consideration to be received by Southern's stockholders. Also discuss the factors considered and reasons for the increase in consideration from the initial $50 million to a number of SAM Common Stock representing the greater of (a) the number of shares having an aggregate opening price per share equal to $81.25 million on the day of listing and (b) 12.5% of the fully-diluted SAM Common Stock at listing.

Surf Air's Management's Discussion and Analysis of Financial Condition and Results of Operations
2022 Operating Environment, page 86

3.　　We note your disclosure here that Surf Air has experienced inflationary impacts and rising fuel prices in its operations during 2022 and the extent to which global events and market inflationary impacts will affect its financial condition, liquidity and future results of operations is uncertain. We also note similar disclosure regarding Southern is included on pages 98-99. Please revise to identify the specific types of inflationary pressures experienced as well as principal contributing factors and clarify the resulting impact. As part of your disclosure, identify actions planned or taken, if any, to mitigate inflationary pressures. Please also update your risk factor on page 70 accordingly if recent inflationary pressures have materially impacted operations.

Internal Reorganization, Southern Acquisition and related transactions, page 109

4.　　We note your revised disclosure here in response to prior comment 19 that in connection with the Internal Reorganization, the Company intends to enter into amendments with the SAFE holders whereby upon listing and pursuant to the SAFE Settlement, SAFE holders will receive shares of your Common Stock based on a conversion price equal to 65% of the initial listing price. Please also revise your disclosure on page 81 to reflect this conversion price.

Principal and Registered Stockholders, page 165

5.　　We note your response to prior comment 1. We also note that the Principal and Registered Stockholders table continues to include shares that will not be issued until the direct listing occurs or later in connection with the Tuscan Payment, SAFE

Settlement, Advisor Accrual, Initial GEM Issuance, and GEM Advances. As these shares cannot be registered for resale at this time, please remove these shares from the table or explain to us why these shares are still included.

General

6.   We note you have converted your Registration Statement on Form S-1 to a combined Registration Statement on Form S-1 and Form S-4 to register your issuance of shares to shareholders of Surf Air and Southern Airways as well as the resale of such shares, as part of the Internal Reorganization and the Southern Acquisition. Please revise to include a separate prospectus for the primary and resale offering of these shares.

 You may contact Yolanda Guobadia, Staff Accountant, at 202-551-3562 or Robert Babula, Staff Accountant, at 202-551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Mitchell Austin, Acting Legal Branch Chief, at 202-551-3574 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jeeho Lee, Esq.